UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Press release

Paris, 20 December 2011

France Telecom vigorously protests the ruling of the European Commission, which will force it to pay unemployment insurance on behalf of its state employees in the future. France Telecom is now preparing to appeal this ruling.

The Commission has just ruled that France Telecom must insure against and fund the risk of loss of employment and unemployment for its remaining state employees even though they are not exposed to these risks. This ruling is the conclusion of an inquiry started in 2008 to examine the compatibility of the 1996 France Telecom privatisation act with community law.

While the mission of the Commission is to ensure a level playing field for all actors in the market, it has imposed an absurd and very damaging ruling on France Telecom, creating a significant structural disadvantage for the company in relation to its competitors.

In 1997, France Telecom had to pay over 5.7 billion Euros to be allowed to join the common law system for paying employer contributions (this common law does not apply to civil servants, who can not be made redundent due to their status). While the reform aimed to create a level playing field for France Telecom and its competitors when it became effective, the fact that France Telecom was required to make this payment meant that it bore a far heavier burden in financing retirement plans compared to its competitors. France Telecom's non-payment of unemployment insurances, offsets the payment of this sum, which none of its competitors has paid or will pay in the future.

The ruling is in complete contradiction with the legislators' aim in privatising France Telecom in 1996: bringing France Telecom's retirement scheme for state employees into line with the common law system in order to maintain the state employees' positions and status within the company while deregulating the market and opening up the company's capital.

This European ruling must now be translated into French law by the French authorities, in cooperation with the European Commission.

If this ruling takes effect in 2012; the Group will evaluate its impact with all the stakeholders in order to maintain the financial equilibrium of the Group. According to an initial estimate, the ruling will result in an increase in costs for France Telecom on the order of 150 million Euros for the first year, an amount which will gradually diminish as state employees retire from the company, until payments end in 2042.

France Telecom deems that this ruling violates several Community Law principles and openly contradicts several decisions previously made by the Commission itself, as for example the decision made on a similar reform for La Poste. An appeal will be lodged by France Telecom with the General Court of the European Union.

Reminder of the facts:

Following the ruling dated 20 May 2008 and following a complaint from the Group Bouygues, the European Commission formally decided to examine the rules applicable to State aid despite the fact that this went against the reform on the way in which pensions for France Telecom state employees were funded and as was set out in the law n° 96-660 dated 26 July 1996 at the time the market was deregulated and it was transformed into a public company.

The object of the 1996 reform, which was necessary to open up the capital of France Telecom and to prepare for the deregulation of the sector, was to impose upon France Telecom “…costs in line with those of its competitors…” for the funding of its civil servants’ pensions.

The legislators' intentions were applied by:

(i)

Abandoning the penalising special arrangements scheme for funding the pensions of civil servants imposed upon France Telecom by law n° 90-568: this scheme required France Telecom as well as La Poste to pay the real pensions paid to civil servants on a “franc for franc” basis.

(ii)

As of 1st January 1997, subjecting France Telecom to a full discharge of liabilities scheme (common law system) calculated on the basis of a rate called “competitive equilibrium”. This aim of this rate was to align the level of France Telecom’s costs with those of other telecommunications companies for those risks which are shared by both common law employees and civil servants. However, this rate did not take into account the fact that France Telecom civil servants are not exposed to some of these risks i.e. the risk of loss of employment and unemployment (category of risk know as “non common”);

(iii)

France Telecom paying (at the time of the reform) a “one-off contribution” or a balancing payment of 5.7 billion Euros to have the “right” to be governed by common law.

By handing down this ruling, the Commission deems that payment of the one-off special contribution would have extended the costs of the old system, which was both punitive and unsustainable. The date at which the difference between the amount paid by France Telecom under the 1990 scheme and the 1996 scheme is no longer covered by the lump sum payment is to be determined by the French authorities in collaboration with the Commission.

From that date, France Telecom will be subject to an employer contribution based on a competitive equity rate, calculated so as to establish a level playing field in terms of mandatory social charges on salaries among France Telecom and its competitors.

France will therefore be obligated to modify its legislation in order to subject France Telecom to charges for "non common" risks, particularly the risk of loss of employment and unemployment for civil servants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 22, 2011	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations